Exhibit 17.1

[*Confidential Treatment has been requested as to certain words in this document. Each such word, which has been omitted herein and replaced with an asterisk [*], has been filed separately with the Securities and Exchange Commission.]

Michael D. Moss	[*] [*] Business: 610-253-9385 Business Fax: 610-559-9623 [*] [*] [*]

February 22, 2016

Board of Directors

Malvern Bancorp, Inc.

Malvern Federal Savings Bank
42 W. Lancaster Ave.

Paoli, PA 19301

Dear Board of Directors:

Malvern Federal is a community bank. As our mission statement says: “We will support the efforts of local businesses, organizations and people within the communities we serve.” Servicing the banking needs of a [*], carrying a [*] passport – a stranger to us – doing business in [*] and [*] is not consistent with that mission. Malvern Federal is not Bank of America and should not aspire to be.

But worse than that, doing business with Mr. [*] carries grave legal and reputational risks for Malvern Federal. He bears all the hallmarks of exactly the sort of individual the Bank Secrecy Act’s know-your-customer rules were designed to detect: a [*] national expelled from his own banking system who has been doing business in offshore havens known for money laundering. Worse yet, through an introduction of a Malvern Federal Savings Bank activist investor shareholder, he inexplicably comes to a small community bank instead of an international commercial bank to service his banking needs. Doing business with this man puts Malvern Federal at risk for violations of anti-money laundering requirements of the PATRIOT Act, the Bank Secrecy Act, Treasury Department OFAC sanctions, and the Foreign Corrupt Practices Act, among others.

Please be advised, that effective immediately, I, Michael D. Moss, resign as a member of the Board of Directors of both Malvern Bancorp, Inc. and Malvern Federal Savings Bank.

Sincerely,

/s/ Michael D. Moss
Michael D. Moss